UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 333-234147

DIGINEX LIMITED
(Translation of Registrant’s Name into English)

35/F Two International

Finance Street, Central

Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Private Placement

On January 15, 2021, the Company closed the previously announced private placement of 2,571,669 ordinary shares and warrants to purchase up to an aggregate of 2,571,669 ordinary shares (the “Private Placement”) pursuant to the Securities Purchase Agreement dated January 11, 2021, by and between the Company and the purchasers named therein (the “Securities Purchase Agreement”). The warrants are exercisable immediately upon issuance with a term of three years and an exercise price of $18.75 per share.

In connection with the Private Placement, the Company and the purchasers have entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company has agreed to file and maintain with the Securities and Exchange Commission (the “SEC”) a registration statement to register for resale of the ordinary shares and ordinary shares to be issued upon exercise of the warrants issued pursuant to the Private Placement.

Pursuant to the Securities Purchase Agreement, the executive directors of the Company entered into lock-up agreements (each a “Lock-Up Agreement”) pursuant to which these persons agree that, without the prior consent of the purchasers, they will not, for a period of 30 days following the closing of the Private Placement, subject to certain exceptions, offer, sell, or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the Private Placement or acquired during the lock-up period.

The foregoing description of the warrants, the Securities Purchase Agreement, the Lock-Up Agreements and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such documents, the forms of which are attached as Exhibits 4.1, 10.1, 10.3 and 10.2, respectively, to this report on Form 6-K, and which are incorporated herein in their entirety by reference.

Other Events.

On January 21, 2021, the Company issued a press release announcing the closing of the Private Placement. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description of Exhibit
4.1	Form of Warrant

10.1	Form of Securities Purchase Agreement, dated as of January 11, 2021, by and between the Company and the Investors

10.2	Registration Rights Agreement, dated as of January 11, 2021, by and between the Company and the Investors

10.3	Form of Lock-Up Agreement

99.1	Press Release dated January 21, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diginex Limited

By:	/s/ Paul Ewing
Name:	Paul Ewing
Title:	Chief Financial Officer

Date: January 22, 2021